Exhibit (a)(1)(E)
Today we are pleased to announce the launch of our Stock Option Exchange Program. The Exchange Program allows you an opportunity to exchange your eligible stock option grants for a smaller number of new stock options or, in some instances, cash. The decision to participate is solely up to you, as the Stock Option Exchange Program is completely voluntary.
We have setup a website which contains all the information you need to begin making your selections. If you would like to take advantage of this opportunity, you must complete and submit an online election form through this website before 12:00 midnight New York City time, Friday, September 25, 2009.
Detailed information regarding this program has been sent to you today via an Outlook email from Bill Matson. Please refer to this email for additional important details you need to get started.